Novel contrast agent MS-325 recommended for approval in Europe

Berlin, June 27, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that it has received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) recommending the grant of a marketing authorization for its contrast agent MS-325 (gadofosveset trisodium), trade named Vasovist(R). Upon final marketing authorization, the product will be indicated for contrast-enhanced magnetic resonance angiography for visualization of abdominal or limb vessels in patients with suspected or known vascular disease.

Vasovist(R) was submitted for marketing approval in the European Union in June 2004. Schering expects the European Commission's marketing approval for Vasovist(R) towards the end of 2005. The approval of Vasovist(R) would establish a new class of blood pool contrast agents for magnetic resonance angiography (MRA) to diagnose vascular disease.

"We are delighted about the prospect of providing patients with this innovative, non-invasive method to diagnose vascular disease," said H. Michael Rook, Head of Diagnostic Imaging, Schering AG. "We are preparing to launch the product in Europe in 2006 as planned."

Millions of people world-wide suffer from various forms of vascular disease. In the European Union alone, about four million patients per year have to undergo invasive, catheter-based X-Ray Angiography (XRA). MR Angiography with Vasovist(R) may represent an alternative to XRA as a minimally invasive, safe and cost-effective way of visualizing the vascular system with a single injection. Due to the prolonged blood residence time of Vasovist(R) as compared to currently available (extracellular) contrast media, Vasovist(R) enhanced MRA will offer the clinician a more robust and flexible method to perform a vascular diagnostic work-up.

Vasovist(R), which in the U.S. is trade marked Vasovist(TM), has been co-developed together with EPIX Pharmaceuticals, Inc. (Nasdaq: EPIX). Schering has the worldwide marketing rights for the product. In the U.S., EPIX received an approvable letter from the U.S. Food and Drug Administration
(FDA) for Vasovist(TM) in January 2005. In May 2005, EPIX submitted a response to the FDA.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng